UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

Mark A. Sellers

Sellers Capital LLC

200 S. Wacker Dr., Suite 3100

Chicago, IL 60606

(312) 674-4573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 7

1.	Names of reporting persons Sellers Capital LLC
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,856,472
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,856,472
11.	Aggregate amount beneficially owned by each reporting person 16,856,472
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.2% as of July 12, 2013 (based on 49,340,980 shares of Common Stock outstanding, per Form 10-Q dated July 11, 2013).
14.	Type of reporting person (see instructions) IA/OO

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 7

1.	Names of reporting persons Sellers Capital Master Fund, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,856,472
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,856,472
11.	Aggregate amount beneficially owned by each reporting person 16,856,472
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.2% as of July 12, 2013 (based on 49,340,980 shares of Common Stock outstanding, per Form 10-Q dated July 11, 2013).
14.	Type of reporting person (see instructions) IV

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 7

1.	Names of reporting persons Mark A. Sellers
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,856,472
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,856,472
11.	Aggregate amount beneficially owned by each reporting person 16,856,472
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.2% as of July 12, 2013 (based on 49,340,980 shares of Common Stock outstanding, per Form 10-Q dated July 11, 2013).
14.	Type of reporting person (see instructions) IN/HC

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 7

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 17”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on October 19, 2009 (“Amendment 16”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment 17 shall have the meanings set forth in Amendment 16, previous amendments and/or the original Schedule 13D to which this Amendment 17 relates. Only those items that are hereby reported are amended; all other items remain unchanged.

Item 4.	Purpose of Transaction

On July 12, 2013, Sellers Capital Master Fund, Ltd. (“SCMF”) distributed 4,865,152 shares of Common Stock to certain persons redeeming interests in SCMF’s feeder funds, at a price per share value of $1.74.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and Sellers Capital LLC (“SC”) and Mark A. Sellers are the indirect beneficial owners of 16,856,472 shares of Common Stock. This represents approximately 34.2 percent of the outstanding shares of Common Stock, based on 49,340,980 shares of Common Stock outstanding, per Form 10-Q dated July 11, 2013.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 16,856,472 shares of Common Stock.

(c) Other than the matters referred to herein, there have been no other transactions in the Common Stock by the Reporting Persons since their filing of Amendment 16 on October 19, 2009.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Items 4 and 5 are incorporated by reference in this Item 6 as if fully set forth herein. Except for the matters discussed in this Amendment 17, in previous amendments and/or the original Schedule 13D to which this Amendment 17 relates, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Amended Joint Filing Agreement, dated July 16, 2013, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

CUSIP No. 74051E102	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of July, 2013.

Sellers Capital LLC

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member

Sellers Capital Master Fund, Ltd.

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers

CUSIP No. 74051E102	Page 7 of 7

EXHIBIT 99.1 TO SCHEDULE 13D/A

July 16, 2013

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, SELLERS CAPITAL LLC, SELLERS CAPITAL MASTER FUND, LTD. and MARK A. SELLERS each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

SELLERS CAPITAL LLC

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member

SELLERS CAPITAL MASTER FUND, LTD.

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers